Microsoft Word 10.0.2627;UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                         Commission File Number: 0-20686

                           NOTIFICATION OF LATE FILING

(Check One): |X|Form 10-K |_|Form 20-F |_|Form 11-K |_|Form 10-Q |_|Form N-SAR
                      For Period Ended: September 29, 2002

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: _____________________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  Uniroyal Technology Corporation

Former Name If Applicable: ________________________________

Address of Principal Executive Office (Street and Number): 602 Sarasota Quay

City, State and Zip Code:  Sarasota, FL  34236

                                     PART II
                             RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;




           |X|


                             (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed date; and

                             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The preparation of the Uniroyal Technology Corporation Annual Report on Form 10-K for the period ended September 29, 2002 has not been completed because of a shortage of personnel and other resources following the Company's filing for protection under Chapter 11 of the U.S. Bankruptcy Code.






                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           George J. Zulanas, Jr., Exec. Vice President, Treasurer and Chief
           Financial Officer   941- 362-1808, ext. 220
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           (Name)                  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                          [ X ]  Yes              [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         [ X ]  Yes                [   ] No
                If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                   The Company has experienced liquidity strains, which became and remain critical. On August 25, 2002, the Company and its 14 subsidiaries filed for protection under Chapter 11 of the U.S. Bankruptcy Code.
                     The ability of the Company to continue operations depends
                   upon its ability to obtain additional financing, its ability to continue to reduce operating costs, its ability to generate higher sales levels and its ability to formulate a satisfactory plan of reorganization.

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                         Uniroyal Technology Corporation
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

           has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


           Date    December 26, 2002       By: /s/ George J. Zulanas, Jr.
                                               ---------------------------
                                               George J. Zulanas, Jr.
                                               Executive Vice President,
                                               Treasurer and Chief Financial
                                               Officer